April 29, 2026

Irving Kau
Chief Financial Officer
Focus Universal Inc.
1515 W. Cameron Ave., Ste 210
West Covina, CA 91790

       Re: Focus Universal Inc.
           Registration Statement on Form S-1
           Filed April 23, 2026
           File No. 333-295285
Dear Irving Kau:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Nicholas O'Leary at 202-551-4451 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and Services
cc:    Gilbert J. Bradshaw, Esq.